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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                           (Amendment No ______)*



DELICIOUS BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


246890 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Virginia K. Sourlis, Esq.
P.O. Box 237
Red Bank, NJ  07701
(732) 758-9001
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


April 6, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(d)-1(g), check the following box /X/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.                             13D                    Page  2  of
Pages

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

HORACE T. ARDINGER, JR.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   Source of Funds (See Instructions)

PF

________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

________________________________________________________________________________
  NUMBER OF    7.   SOLE VOTING POWER

   SHARES           1,426,715
               _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         1,426,715
               _________________________________________________________________
   PERSON      10.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,426,715

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.4%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.                             13D                    Page  3  of
Pages



ITEM 1.  SECURITY AND ISSUER

Title of the class of equity securities: Delicious Brands, Inc. common stock, $0.01 par value.

Address of Issuer:  2070 Maple Street, Des Plaines, Illinois  60018.


ITEM 2.  IDENTITY AND BACKGROUND

    (a)  Name:     Horace T. Ardinger, Jr.

(b) Residence or business address:  9040 Governor's Row, Dallas, Texas  75247

(c) Present principal occupation or employment:  President, H.T. Ardinger & Sons

(d) Mr. Ardinger has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Ardinger has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ardinger is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 7, 2000, the Company consummated a second closing of a private placement to which it issued an aggregate of 83,625 shares of 12% Cumulative Series C Preferred Stock for an aggregate price of $1,673,000. The net proceeds of $1,467,000 were applied by the Company to increase cash balances and reduce outstanding trade payable balances.

On April 6, 2000, the Company consummated the closing of a private placement to which it issued an aggregate 100,000 shares of 12% Cumulative Series D Preferred Stock for an aggregate price of $2,000,000. The net proceeds of $1,725,000 were used as follows: (1) $500,000 was deposited into a special escrow reserve account related to the pending sale of certain assets and liabilities of the Company (see "Recent History" for previous discussion), and
(2) $1,225,000 to increase cash balances, pay down the bank loan and reduce outstanding trade payable balances.


ITEM 4.  PURPOSE OF TRANSACTION

On January 7, 2000, Mr. Ardinger acquired 100,000 shares of Series C Convertible Preferred Stock of the Company ("Series C Stock") for investment. Each share of Series C Stock is, subject to equitable adjustments, convertible into ten (10) shares of Common Stock. Mr. Ardinger reserves the right to continue to acquire securities of the Issuer from time to time in the open market or otherwise. In addition, Mr. Ardinger reserves the right to sell any securities of the Company, including the Shares, in the open market or otherwise subject to the terms and conditions set forth in the Series C Stock Purchase Agreement, dated January 7, 2000, by and between Mr. Ardinger and the Company (the "Series C Purchase Agreement").

In accordance with the terms of the Series C Purchase Agreement, the Company filed with the Secretary of State of the State of Delaware the Certificate of Designation, Preferences and Other Rights and Qualifications of Series C Stock of Delicious Brands, Inc. (the "Series C Certificate of Designation") designating the 100,000 shares of Series C Stock.

The Series C Purchase Agreement and the Series C Certificate of Designation referred to in this Item 4 are incorporated herein in their entirety by reference and the above descriptions of these documents are qualified by such documents themselves. The Series C Purchase Agreement is attached hereto as Exhibits 10.2.

On April 6, 2000, Mr. Ardinger acquired 25,000 shares of Series D Convertible Preferred Stock of the Company ("Series D Stock") for investment. Each share of Series D Stock is, subject to equitable adjustments, convertible into ten
(10) shares of Common Stock. Mr. Ardinger reserves the right to continue to acquire securities of the Issuer from time to time in the open market or otherwise. In addition, Mr. Ardinger reserves the right to sell any securities of the Company, including the Shares, in the open market or otherwise subject to the terms and conditions set forth in the Stock Purchase Agreement, dated March 3, 2000, by and between Mr. Ardinger and the Company (the "Series D Purchase Agreement").

In accordance with the terms of the Series D Purchase Agreement, the Company filed with the Secretary of State of the State of Delaware the Certificate of Designation, Preferences and Other Rights and Qualifications of Series D Preferred Stock of Delicious Brands, Inc. (the "Series D Certificate of Designation") designating the 25,000 shares of Series D Stock.

The Series D Purchase Agreement and the Series D Certificate of Designation referred to in this Item 4 are incorporated herein in their entirety by reference and the above descriptions of these documents are qualified by such documents themselves. The Series D Purchase Agreement is attached hereto as Exhibits 10.3.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Ardinger beneficially owns 1,426,715 shares of Common Stock which represents 30.4% of the outstanding Common Stock. The aggregate percentage of Common Stock reported to be beneficially owned by Mr. Ardinger is based upon 4,697,085 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in Form 10-K for the fiscal year ended December 31, 1999.
(b) Mr. Ardinger may be deemed to have sole voting power and dispositive power to vote 176,715. Assuming the conversion of the Series C Stock and Series D Stock, he may be deemed to have sole voting power and dispositive power to vote 1,426,715 shares of Common Stock or 30.4% of the Common Stock of the Company.
(c) There have been no transactions in the securities of the Company effected by the Mr. Ardinger in the past sixty (60) days.
(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.
(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 7, 2000, the Company consummated a second closing of a private placement to which it issued an aggregate of 83,625 shares of 12% Cumulative Series C Preferred Stock for an aggregate price of $1,673,000.

In accordance with the terms and conditions of the Series C Purchase Agreement, Mr. Ardinger purchased from the Company 100,000 shares of Series C Stock. The Series C Stock has the designations, rights and other terms and provisions set forth in the Company's Certificate of Designation, which rights and terms include, without limitation: (i) the right of the holder of each share of Series C Stock to convert each such share into ten shares of Common Stock (subject to equitable adjustments) at any time or from time to time; and (ii) the right to vote on all matters on which holders of Common Stock shall be entitled to vote, voting together as one class in the same manner and with the same effect as such holders of Common Stock.

The Series C Purchase Agreement and the Series C Certificate of Designation referred to in this Item 6 are incorporated herein in their entirety by reference and the above descriptions of these documents are qualified by such documents themselves. The Series C Purchase Agreement is attached hereto as Exhibits 10.2.

On April 6, 2000, the Company consummated the closing of a private placement to which it issued an aggregate 100,000 shares of 12% Cumulative Series D Preferred Stock for an aggregate price of $2,000,000.

In accordance with the terms and conditions of the Series D Purchase Agreement, for an aggregate purchase price of $500,000, Mr. Ardinger purchased from the Company 25,000 shares of Series D Stock. The Series D Stock has the designations, rights and other terms and provisions set forth in the Company's Certificate of Designation, which rights and terms include, without limitation:
(i) the right of the holder of each share of Series D Stock to convert each such share into ten shares of Common Stock (subject to equitable adjustments) at any time or from time to time; and (ii) the right to vote on all matters on which holders of Common Stock shall be entitled to vote, voting together as one class in the same manner and with the same effect as such holders of Common Stock.

The Series D Purchase Agreement and the Series D Certificate of Designation referred to in this Item 6 are incorporated herein in their entirety by reference and the above descriptions of these documents are qualified by such documents themselves. The Series D Purchase Agreement is attached hereto as Exhibits 10.3.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 10.2.  Form of Series C Purchase Agreement, dated January 7, 2000.

    Exhibit 10.3.  Form of Series D Purchase Agreement, dated March 3, 2000.


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 18, 2000


                                        /s/ HORACE T. ARDINGER, JR.
                                                      (Signature)



                                        HORACE T. ARDINGER, JR.
                                                      (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).